November 3, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Ms. Karen J. Garnett
Assistant Director
Re:	Tactical Diversified Futures Fund L.P.

(f/k/a Citigroup Diversified Futures Fund L.P.)(the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

File No. 000-50718

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated September 11, 2009 to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 that was filed with the Commission on March 31, 2009 (the “2008 Form 10-K”). The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response. Page numbers refer to page numbers in the 2008 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1.

Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

The approximate allocation by commodity market sector of total partnership assets for the period January 1, 2008 through December 31, 2008 is represented in the chart attached as Appendix A. The General Partner has determined to include similar disclosure in future filings as appropriate.

Ms. Karen J. Garnett

November 3, 2009

2.

Please describe to us the regulatory provisions applicable to your business. Discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Describe any additional position limits imposed by the exchanges. Please disclose any related risks in the Risk Factors section. Confirm that you will provide similar disclosure in future filings.

The activities of the Partnership and the General Partner are affected by a number of statutes, rules and regulations, including, but not limited to, those discussed below.

Prior to December 1, 2008, limited partnership interests in the Partnership (“Units”) were registered under, offered and sold pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Currently, the Partnership is offering Units pursuant to a private offering exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The Partnership is also registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

The business of the Partnership is affected by the Commodity Exchange Act (the “CEA”). The CEA does not regulate the Partnership itself, except to the extent that the CEA would regulate the activities of any trader in the commodity futures markets. Instead, the CEA regulates the activities of the General Partner as the commodity pool operator of the Partnership. The General Partner is registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator. The CEA requires a registered commodity pool operator, such as the General Partner, to comply with various disclosure, recordkeeping and reporting requirements with respect to the commodity pools it operates. Generally, the General Partner may not solicit funds for a pool, such as the Partnership, without first delivering to the prospective investor an offering document that contains the disclosures enumerated in CFTC Rule 4.24 and that has been reviewed by the National Futures Association. The General Partner must maintain copies of various documents prepared in connection with the pool and must deliver to investors an annual report certified by an independent public accountant as well as monthly statements of the pool’s performance. Pursuant to CFTC Rule 4.22(h), each such annual report and monthly statement must contain an oath or affirmation made by a representative duly authorized to bind the General Partner that, to the best of the knowledge and belief of the individual making the oath or affirmation, the information contained in the document is accurate and complete.

The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short position that any person or group of persons acting together, may hold or control in particular commodities. The position limits established by the CFTC apply to grains, soybeans and cotton. For all other commodity contracts, including energy commodities, in accordance with the CEA, U.S. exchanges have established position limits or position accountability levels. The CFTC has adopted rules with respect to the treatment of positions held by a commodity pool, such as the Partnership, for purposes of determining compliance with speculative position limits. Generally, CFTC rules require that positions held by all accounts owned or controlled by a trading advisor to the Partnership and its principals be aggregated with the positions of the Partnership established by the trading advisor for purposes of calculating the trading advisor’s compliance with the limits. Depending upon the number and types of futures contracts managed in both the Partnership’s account and the other accounts controlled directly or indirectly by the trading advisors to the Partnership,

Ms. Karen J. Garnett

November 3, 2009

position limits may limit the ability of a trading advisor to establish particular positions in certain commodities for the Partnership or may require the liquidation of positions. If new regulations were to further limit the number of positions in a particular commodity that could be controlled by a trading advisor, such regulations could negatively impact the operations and profitability of the Partnership.

The General Partner has determined to include in future filings, as appropriate, a risk factor similar to the following risk factor pertaining to the risk that position limits could impact the operations and profitability of the Partnership.

Speculative position and trading limits may reduce profitability. The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short positions which any person may hold or control in particular futures and options on futures. The trading instructions of an advisor may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and foregoing potential profits.

A similar risk factor is included in the document delivered to prospective investors prior to their admission to the Partnership.

Item 1A. Risk Factors, page 6

3.

We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

The General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal since to do so would be largely speculative. The following table sets forth certain of the legislation proposed in the 2009 legislative Congressional session and by other governmental agencies, which, if enacted, could impact the Partnership’s trading strategy.

PROPOSED LEGISLATION
S. 221	A bill to amend the CEA to require energy commodities to be traded only on regulated markets, and for other purposes	1/13/09
S. 272 H.R. 977	Derivatives Markets Transparency & Accountability Act of 2009	1/15/09 2/11/09
S. 298	Financial Markets Commission Act of 2009	1/22/09
H.R. 768	Commission on Financial Crisis Accountability Act of 2009	1/28/09
H.R. 711	Hedge Fund Adviser Registration Act of 2009	1/27/09
S. 344	Hedge Fund Transparency Act	1/29/09

Ms. Karen J. Garnett

November 3, 2009

H.R. 885 S. 1354	Improved Financial Commodity Markets Oversight and Accountability Act	2/4/09 6/25/09
S. 447	Prevent Excessive Speculation Act	2/13/09
H.R. 1068	Let Wall Street Pay for Wall Street’s Bailout Act of 2009	2/13/09
S. 664 H.R. 1754	Financial System Stabilization and Reform Act of 2009	3/23/09 3/26/09
S. 672	Natural Gas and Electricity Review and Enforcement Act	3/24/09
H.R. 1748	Fight Fraud Act of 2009	3/26/09
S. 807	SMART Energy Act	4/02/09
H.R. 1880	National Insurance Consumer Protection Act	4/02/09
H.R. 2448	Prevent Unfair Manipulation of Prices Act of 2009	5/14/09
S. 961	Authorizing the Regulation of Swaps Act	5/4/09
S. 1225 H.R. 2869	Energy Market Manipulation Prevention Act	6/10/09 6/15/09
S. 1276	Private Fund Transparency Act of 2009	6/16/09
H.R. 3145	Credit Default Swap Prohibition Act of 2009	7/9/09
Treas. Reg.	Over-the-Counter Derivatives Markets Act	8/11/09
	Discussion Draft submitted by Collin Peterson, Chairman, House Agriculture Committee	10/9/09
H.R. 3795	To enact the Over-the-Counter Derivatives Markets Act of 2009	10/13/09

The General Partner is monitoring the status of these and other proposals. To the extent that any of the proposals impact speculative position limits, the advisors have represented to the Partnership in their respective management agreements that if their trading recommendations are altered because of the application of position limits, the advisors will not modify their trading instructions with respect to the Partnership’s or the master funds’ managed accounts in such a manner as to affect the Partnership substantially disproportionately as compared with the advisors’ other accounts.

As an example of the uncertainty surrounding legislative proposals, the Energy Markets Emergency Act of 2008, proposed in June 2008, passed the House with bipartisan support but failed to emerge from committee in the Senate and expired at the end of the legislative session. This proposal also exemplifies the difficulty of forecasting the likely impact of certain legislative proposals. In sum, the proposal directed the CFTC to “utilize all its authority, including its emergency powers, to curb immediately the role of excessive speculation in any contract market within the jurisdiction and control of the [CFTC], on or through which energy futures or swaps are traded, and to eliminate excessive speculation, price distortion, sudden or unreasonable fluctuations or unwarranted changes in prices, or other unlawful activity that is causing major market disturbances that prevent the market from accurately reflecting the forces of supply and demand for energy commodities.”1

_________________________

[1]	H.R. 6377 110th Cong. (2nd Sess. 2008); S. 3205 110th Cong. (2nd Sess. 2008).

Ms. Karen J. Garnett

November 3, 2009

The General Partner has determined to include in future filings, as appropriate, a revised risk factor similar to the following risk factor pertaining to the risk that regulatory developments could impact the operations and profitability of the Partnership.

Regulatory changes could restrict the Partnership’s operations. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any definitive regulatory developments that might adversely affect the Partnership; however, since June 2008, several bills have been proposed in the U.S. Congress in response to record energy and agricultural prices and the financial crisis. Some of the pending legislation, if enacted, could impact the manner in which swap contracts are traded and/or settled and limit trading by speculators (such as the Partnership) in futures and over-the-counter markets. One of the proposals would authorize the CFTC and the Commission to regulate swap transactions. Other potentially adverse regulatory initiatives could develop suddenly and without notice.

The expanded disclosure more closely tracks the disclosure in the document delivered to prospective investors prior to their admission to the Partnership. The General Partner will continue to monitor legislative developments and believes that its approach is appropriate given the wide variety of consequences that could stem from enactment of any particular proposal and the difficulty of assessing which proposals are likely to be enacted.

For the foregoing reasons, therefore, the General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal.

The General Partner notes that none of the recent regulatory developments pertaining to long-only exchange-traded commodity pools has had any impact on the Partnership’s trading strategy. The CFTC recently revoked exemptions from certain agricultural position limits that were granted to a commodity pool with an index strategy. The Partnership is neither long-only nor exchange-traded and does not operate under any such exemptions.

Part II

Item 6. Selected Financial Data, page 22

4.	Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 29 of the 2008 Form 10-K, the net asset value per unit as of each of December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 was $1,290.46, $1,006.61, $935.79 and $930.96, respectively. The net asset value per unit as of December 31, 2004 was $974.13. The General Partner has determined to include in the Selected Financial Data table of future filings, as appropriate, the net asset value per unit as of the end of each period presented.

Ms. Karen J. Garnett

November 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition..., page 22

Overview, page 22

5.

Please explain how the allocation of assets among advisors is determined, how the General Partner can modify those allocations and how the General Partner can appoint or remove an advisor. Confirm that you will provide similar disclosure in future filings.

The General Partner allocates assets of the Partnership to its trading advisors by establishing an account at the Partnership’s (or the master funds’) commodity broker in the name of the Partnership (or the master funds) and granting limited authority to a trading advisor to make trading decisions with respect to such account. If the Partnership’s assets are traded directly, the trading account will be established in the name of the Partnership. If the advisor trades the assets allocated to it indirectly through a master fund, the trading account will be established in the name of the particular master fund. The trading accounts, at both the Partnership and master fund levels, are collectively referred to herein as “managed accounts.” The General Partner maintains ultimate control over the assets in the managed accounts and the trading advisor is not permitted to make withdrawals from the managed accounts.

As disclosed on page 23 of the 2008 Form 10-K, in allocating the assets of the Partnership among the trading advisors, the General Partner considers past performance, trading style, volatility of markets traded and fee requirements. The disclosure document delivered to prospective investors prior to their joining the Partnership explains that the General Partner may modify or terminate the allocation of assets among the trading advisors and may allocate assets to additional advisors at any time. The General Partner has determined to include in the Management’s Discussion and Analysis of Financial Condition section of future filings, as appropriate, disclosure clarifying the General Partner’s authority in this regard.

6.	For each trading advisor, please clearly disclose whether its trading system is discretionary or systematic.

As explained on pages 23 to 27 of the 2008 Form 10-K, the trading strategies employed by each of the trading advisors to the Partnership is based on systematic (a/k/a “technical”) analysis except for the trading strategies employed by AAA Capital Management Advisors, Ltd. and Avant Capital Management L.P. which are based on discretionary (a/k/a “fundamental”) analysis. The General Partner has determined to clarify this disclosure in future filings, as appropriate. The General Partner notes that as of January 2009, Avant Capital Management L.P. no longer serves as a trading advisor to the Partnership.

7.

Please identify and briefly describe the four other distinct Graham trading programs to which the Multi-Trend program allocates assets. Provide this disclosure in future filings and tell us how you plan to comply.

The Multi-Trend Program initially consisted of four component investment programs. Pursuant to the management agreement with Graham Capital Management, L.P. (“Graham”), Graham is permitted to alter the weighting of the individual programs and/or add or delete certain programs within the overall Multi-Trend strategy. As of December 31, 2008, the Multi-Trend Program consisted of the Global Diversified Program and the K4 Program. The General Partner has determined to include in future filings, as appropriate, a description of the Graham programs similar to the following disclosure.

Ms. Karen J. Garnett

November 3, 2009

As of December 31, 2008, the Multi-Trend Program consisted of the Global Diversified Program and the K4 Program. The Global Diversified Program employs a systematic strategy that utilizes multiple computerized trading models and offers broad diversification across various global markets. The K4 Program employs a systematic strategy that utilizes a mathematical model to identify certain price patterns that indicate a high probability that a significant directional move will occur.

8.

Please tell us, if known, the sector allocation by percentage for each of the trading advisor funds where you have invested as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

The assets of the Partnership are not “invested” in “trading advisor funds.” Whether traded directly or through a master fund, they are maintained in segregated customer brokerage accounts at the Partnership’s commodity broker and are always under the control of the General Partner. As indicated above in response to Staff comment number five, when allocating assets to a trading advisor, the General Partner establishes a managed account in the Partnership’s (or a master fund’s) name at the Partnership’s (and the master fund’s) commodity broker and grants limited authority to the trading advisor to make trading decisions with respect to such managed account. With the exception of John W. Henry Company Inc. (“JWH”), currently each of the Partnership’s advisors trades the assets allocated to it indirectly through a managed account in the name of a master fund. The General Partner serves as the general partner of each of these master funds. The assets allocated to JWH are held and traded directly in a managed account in the name of the Partnership. The average allocation by commodity market sector for the period January  1, 2008 through December 31, 2008 for each of the master funds and for the assets allocated to JWH is set forth in the tables attached as Appendix B. The General Partner has determined to include similar disclosure in future filings as appropriate.

Liquidity, page 27

9.

Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

The Partnership has never been subject to a margin call. The General Partner does not expect the Partnership to be subject to margin calls in the future based on current margin requirements and the amount of cash held by the Partnership directly and through the master funds.

In the context of commodity futures trading, “margin” refers to the good faith deposit required for a customer to maintain its futures contract positions. An amount equal to the required margin must at all times be on deposit with the customer’s commodity broker. A margin call is issued when a customer’s amount on deposit is less than the margin requirement. Commodity pools, such as the Partnership (and the master funds), often have on deposit with their commodity broker amounts far in excess of their required margin.

Ms. Karen J. Garnett

November 3, 2009

As noted on page 4 of the 2008 Form 10-K, substantially all of the Partnership’s assets are deposited in segregated accounts at the Partnership’s commodity broker. The amount of cash on deposit in such accounts has, since inception, far exceeded the margin required to maintain the Partnership’s (and the master funds’) futures contract positions. From January 1, 2008 through December 31, 2008, the Partnership’s average margin to equity ratio (i.e., the percentage of assets on deposit required for margin) was approximately 11.2%. The foregoing margin to equity ratio takes into account positions and cash held in the Partnership’s name, as well as the allocable amount of the positions and cash held on behalf of the Partnership in the name of the master funds (the “Margin to Equity Ratio”).

The General Partner has determined to disclose the Partnership’s average Margin to Equity Ratio in future filings as appropriate. In the unlikely event that margin requirements exceed the Partnership’s amounts on deposit and the Partnership receives a margin call, the General Partner will disclose the amount of such margin call in future filings as appropriate.

Capital Resources, page 29

10.

Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Limited partners are permitted to redeem Units on a monthly basis. Generally, the Partnership uses its cash holdings to fund redemptions. The Partnership has, to date, always had sufficient cash available to fund redemptions. The General Partner expects to continue to have sufficient cash available to fund redemptions. As explained above in response to Staff comment number nine, only a portion of the Partnership’s (and master funds’) assets deposited in segregated brokerage accounts at the commodity broker is required for margin.

If the Partnership’s assets are reduced due to redemptions or otherwise, the General Partner may reduce the allocation to one or more trading advisors. Following a reduction in its allocation, a trading advisor may decide to liquidate positions in accordance with its strategy. Absent extraordinary circumstances, the General Partner would not interfere with a trading advisor’s decision as to which positions to liquidate. The General Partner would employ the criteria described above in response to Staff comment number five in deciding when and whether to reduce a trading advisor’s allocation of Partnership assets.

For the foregoing reasons, the General Partner believes that its disclosure concerning redemptions is sufficient. As indicated above, however, in response to Staff comment number nine, the General Partner has determined to disclose the Margin to Equity Ratio in future filings as appropriate.

Ms. Karen J. Garnett

November 3, 2009

Results of Operations, page 29

11.

We note that you have disclosed net trading gain through investments in the Funds on an aggregate basis. Please tell us the net trading gain realized from each Fund separately and tell us what consideration you have given to including this information in the Results of Operations disclosure.

The net trading gain realized from each of the Partnership’s master funds is disclosed on page F-22 of the 2008 Form 10-K. In future filings, in order to avoid repeating information contained elsewhere in the Form 10-K, the General Partner has determined to provide, as appropriate, a cross-reference in the Results of Operation section to the page(s) on which the net trading gain realized from each of the Partnership’s master funds is disclosed.

12.

To the extent that changes in the Partnership’s net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 22 of the 2008 Form 10-K, interest income for the year ended December 31, 2008 decreased $20,437,327, as compared to the corresponding period in 2007. To the extent a decrease in interest earned by the Partnership represents a decrease in Partnership capital, such decrease would necessarily impact the net asset value of the Partnership. In the disclosure document delivered to prospective investors prior to their admission to the Partnership, the General Partner explains that interest income is paid at a U.S. Treasury bill rate determined by the commodity broker and, therefore, will fluctuate from year to year due to changes in interest rates. The General Partner has determined to include in future filings, as appropriate, disclosure describing the changes in interest income. An example of such disclosure is attached as Appendix C.

The Partnership’s Trading Value at Risk in Different Market Sectors, page 34

13.

Please describe to us in more detail the information conveyed in the tables under this heading. It appears that the first two tables reflect the total portfolio value at risk while the remaining tables reflect each Fund’s total value. Also, please tell us why you have not included value at risk information for JWH. Confirm that you will provide similar clarification in future filings.

Item 305 of Regulation S-K requires that certain 1934 Act reporting companies, such as the Partnership, make “Quantitative and Qualitative Disclosures About Market Risk” in their Form 10-K filings. Regulation S-K recognizes three distinct methods of providing quantitative information concerning market risk: value at risk, tabular presentation and sensitivity analysis. Value at risk tables, such as those on pages 34 to 42 of the 2008 Form 10-K, represent a probabilistic assessment of the risk of loss in market risk sensitive instruments. Quantitative information is included for material market sector exposures which, during 2008, included the following market categories: interest rates, currencies, stock indices, metals, commodities and energy.

As explained above in response to Staff comment number eight, with the exception of JWH, the Partnership’s advisors currently trade the Partnership’s assets indirectly in master fund managed accounts over which they have been granted limited authority to make trading decisions. JWH directly trades a managed account in the Partnership’s name. The trading value at risk tables on pages 36-39

Ms. Karen J. Garnett

November 3, 2009

of the 2008 Form 10-K reflect the market sensitive instruments held by each master fund. The trading value at risk tables on page 35 reflect the market sensitive instruments held by the Partnership directly (i.e., in the managed account in the Partnership’s name traded by JWH). The General Partner has determined to include disclosure similar to the above explanation in future filings, as appropriate.

Part III, page 44

Item 10. Directors, Executive Officers and Corporate Governance, page 34

14.

In future filings, please revise to provide Item 401 disclosure for the executive officers and directors of your General Partner. Refer to the definitions of “director” and “executive officer” in Rule 405 of the Securities Act. In addition, please revise Item 12 to disclose the shares beneficially owned by these individuals, as required by Item 403 of Regulation S-K. Please tell us how you intend to comply.

As explained on page 44 of the 2008 Form 10-K, the Partnership has no officers or directors. Items 401 and 403 of Regulation S-K pertain to the directors and executive officers of the registrant (i.e., the Partnership). The information requested with respect to the General Partner’s officers and directors, therefore, is not required disclosure under those rules. Limited partners receive such information, nonetheless, because the disclosure document delivered to prospective investors prior to their admission to the Partnership includes biographical information relating to the General Partner’s principals, as required by CFTC rules. The General Partner has determined to include in future filings, as appropriate, disclosure that includes (i) the biographical information of the General Partner’s directors and (ii) the beneficial ownership of such individuals, if any. Further, as of December 31, 2008, none of the executive officers and directors of the General Partner owned units in the Partnership.

Part IV, page 36

Item 15. Exhibits, Financial Statement Schedules, page 36

15.

We note that you incorporate exhibits by reference by indicating that the documents were “previously filed.” In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K. Please also supplementally provide us with this information for all material contracts that are included as exhibits to this Form 10-K.

The exhibit list attached as Appendix D contains the requested reference information for each document incorporated by reference to a prior filing or submission. The information presented therein is current as of the date of this letter. The General Partner has determined to include this information in future filings as appropriate.

16.

Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K. For example only, we note that you have not filed or incorporated by reference the management agreements entered into with Drury Capital, Inc., Willowbridge Associates, Inc., Graham Capital Management, or John W. Henry & Company, Inc. Please include these documents in future filings in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not applicable.

Ms. Karen J. Garnett

November 3, 2009

The referenced agreements were originally filed in connection with the Partnership’s Form S-1 Registration Statement filed on December 20, 2002. The agreements were inadvertently omitted from the exhibit list on page 46 of the 2008 Form 10-K. These agreements, as well as other exhibits that were inadvertently omitted, are incorporated by reference, are included in the exhibit list attached as Appendix D and will be included in future filings as appropriate.

Signatures, page 40

17.	Please confirm that Jennifer Magro is also your principal accounting officer or controller.

The General Partner confirms that Jennifer Magro is its principal accounting officer.

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

18.

The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: “(The registrant’s fourth fiscal quarter in the case of an annual report).” In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

The referenced parenthetical was inadvertently omitted from the certifications included as Exhibits 31.1 and 31.2 of the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. The General Partner confirms that in future filings it will include these certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or James Hannigan of this office at (212) 728-8117.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

James Hannigan

APPENDIX A

Approximate Market Sector Distribution for the period January 1, 2008 through December 31, 2008

Stock Index 11%
Currencies 19%
Interest Rates 17%
Agriculture and Livestock 9%
Metals 7%
Energy 37%

APPENDIX B

Average Allocation by Commodity Market Sector for the period January 1, 2008 through December 31, 2008

CMF Graham Capital Master Fund L.P.
Currencies	49.81%
Energy	10.14%
Grains	4.38%
Interest Rates Non-U.S.	10.73%
Interest Rates U.S.	5.39%
Livestock	0.12%
Metals	5.52%
Softs	2.94%
Stock Indices	10.98%

CMF Drury Capital Master Fund L.P.
Currencies	18.79%
Energy	12.97%
Grains	8.56%
Interest Rates Non-U.S.	13.27%
Interest Rates U.S.	4.66%
Metals	14.77%
Softs	8.89%
Stock Indices	18.09%

CMF Willowbridge Argo Master Fund L.P.
Currencies	18.81%
Energy	24.43%
Grains	15.00%
Interest Rates Non-U.S.	14.53%
Interest Rates U.S.	7.22%
Livestock	0.41%
Metals	12.48%
Softs	7.12%

Citigroup AAA Master Fund LLC
Energy	100.00%

CMF Avant Master Fund L.P.
Energy	100.00%

CMF Aspect Master Fund L.P.
Currencies	17.65%
Energy	14.79%
Grains	4.16%
Interest Rates Non-U.S.	24.35%
Interest Rates U.S.	9.12%
Livestock	1.18%
Metals	9.68%
Softs	4.74%
Stock Indices	14.32%

CMF Capital Fund Management Master Fund L.P.
Currencies	21.49%
Energy	11.80%
Grains	1.83%
Interest Rates Non-U.S.	18.32%
Interest Rates U.S.	12.69%
Metals	1.63%
Softs	3.96%
Stock Indices	28.28%

CMF Winton Master L.P.
Currencies	18.41%
Energy	14.04%
Grains	8.94%
Interest Rates Non-U.S.	15.46%
Interest Rates U.S.	9.54%
Livestock	0.76%
Metals	9.00%
Softs	3.40%
Stock Indices	20.45%

John W. Henry & Company, Inc.
Currencies	16.66%
Energy	24.53%
Grains	12.70%
Interest Rates Non-U.S.	13.24%
Interest Rates U.S.	8.13%
Metals	9.66%
Softs	7.72%
Stock Index	7.36%

APPENDIX C

Interest income on 80% of the average daily equity maintained in cash in the Partnership’s (or the Partnership’s allocable portion of a master fund’s) brokerage account was earned at the monthly average 30-day U.S. Treasury bill yield. Citigroup Global Markets Inc. (“CGM”) may continue to maintain the Partnership’s assets in cash and/or place all of the Partnership’s assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased. CGM will retain 20% of any interest earned on Treasury bills purchased. Interest income for the year ended December 31, 2008 decreased $20,437,327 as compared to the corresponding period in 2007. The decrease is due to a decrease in the average interest rate over the corresponding periods. Interest income for the year ended December 31, 2007 decreased $5,372,076 as compared to the corresponding period in 2006. The decrease is due to a decrease in the average interest rate over the corresponding periods. The amount of interest income earned by the Partnership depends on the average daily equity in the Partnership’s account and upon interest rates over which neither the Partnership nor CGM has control.

APPENDIX D

Item 15.Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements:

Statements of Financial Condition at December 31, 2008 and 2007.

Schedules of Investments at December 31, 2008 and 2007.

Statements of Income and Expenses for the years ended December 31, 2008, 2007 and 2006.

Statements of Changes in Partners’ Capital for the years ended December 31, 2008, 2007 and 2006.

Notes to Financial Statements.

(2) Exhibits:

3.1

Certificate of Limited Partnership of the Partnership as filed in the office of the Secretary of State of the State of New York (filed as Exhibit 3.2 to the Registration on Form S-1 filed on December 20, 2002 and incorporated herein by reference).

(a)

Certificate of Amendment to the Certificate of Limited Partnership as filed in the office of the Secretary of State of the State of New York, dated May 21, 2003 (filed as Exhibit 99.2 to the Form 8-K filed on November 3, 2009 and incorporated herein by reference).

(b)

Certificate of Amendment to the Certificate of Limited Partnership as filed in the office of the Secretary of State of the State of New York, dated September 21, 2005 (filed as Exhibit 99.3 to the Form 8-K filed on November 3, 2009 and incorporated herein by reference).

(c)

Certificate of Amendment to the Certificate of Limited Partnership as filed in the office of the Secretary of State of the State of New York, dated September 19, 2008 (filed as Exhibit 99.4 to the Form 8-K filed on November 3, 2009 and incorporated herein by reference).

(d)

Certificate of Amendment to the Certificate of Limited Partnership as filed in the office of the Secretary of State of the State of New York, dated September 24, 2009 (filed as Exhibit 99.1 to the Form 8-K filed on September 30, 2009 and incorporated herein by reference).

3.2	Limited Partnership Agreement (filed as Exhibit A to the Post-Effective Amendment No. 5 to the Registration on Form S-1 filed on April 22, 2008 and incorporated herein by reference).
(a)	Amendment to the Limited Partnership Agreement, dated May 31, 2009 (filed as Exhibit 99.1 to the Form 8-K filed on November 3, 2009 and incorporated herein by reference).
10.1

Amended and Restated Customer Agreement among the Partnership and Salomon Smith Barney Inc. (filed as Exhibit 10.1 to the Pre-Effective Amendment No. 2 to the Registration on Form S-1 filed on March 18, 2003 and incorporated herein by reference).

10.2

Escrow Agreement among the Partnership, Salomon Smith Barney Inc. and JPMorgan Chase Bank (filed as Exhibit 10.3 to the Pre-Effective Amendment No. 1 to the Registration on Form S-1 filed on February 14, 2003).

10.3	Management Agreement among the Partnership, the General Partner and Graham Capital Management L.P. (filed as Exhibit 10.5 to the Registration on Form S-1 filed on December 20, 2002).
(a)

Letter from the General Partner extending Management Agreement with Graham Capital Management L.P. for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.4	Management Agreement among the Partnership, the General Partner and Willowbridge Associates Inc. (filed as Exhibit 10.7 to the Registration on Form S-1 filed on December 20, 2002).
(a)

Letter from the General Partner extending Management Agreement with Willowbridge Associates Inc. for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.5

Management Agreement among the Partnership, the General Partner and Drury Capital, Inc. (filed as Exhibit 10.4 to the Pre-Effective Amendment No. 1 to the Registration on Form S-1 filed on February 14, 2003).

(a)	Letter from the General Partner extending Management Agreement with Drury Capital, Inc. for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).
10.6

Management Agreement among the Partnership, the General Partner and John W. Henry & Company, Inc. (filed as Exhibit 10.6 to the Pre-Effective Amendment No. 2 to the Registration on Form S-1 filed on March 18, 2003).

(a)

Letter from the General Partner extending Management Agreement with John W. Henry & Company, Inc. for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.7

Management Agreement among the Partnership, the General Partner and Winton Capital Management Limited (filed as Exhibit 10.2 to the Form 10-K filed on March 16, 2005 and incorporated herein by reference).

(a)

Letter from the General Partner extending Management Agreement with Winton Capital Management Limited for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.8	Management Agreement among the Partnership, the General Partner and Capital Fund Management S.A. (filed as Exhibit 10.3 to the Form 10-K filed on March 16, 2005 and incorporated herein by reference).
(a)

Letter from the General Partner extending Management Agreement with Capital Fund Management S.A. for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.9	Management Agreement among the Partnership, the General Partner and Aspect Capital Limited (filed as Exhibit 10.4 to the Form 10-K filed on March 16, 2005 and incorporated herein by reference).
(a)

Letter from the General Partner extending Management Agreement with Aspect Capital Limited for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.10

Management Agreement among the Partnership, the General Partner and AAA Capital Management Advisors, Ltd. (filed as Exhibit 33 to the Form 10-Q filed on May 12, 2006 and incorporated herein by reference).

(a)

Letter from the General Partner extending Management Agreement with AAA Capital Management Advisors, Ltd. for 2008 (filed as Exhibit 10.10 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.11	Management Agreement among the Partnership, the General Partner and SandRidge Capital LP (filed as Exhibit 10.1 to the Form 10-Q filed on May 15, 2009 and incorporated herein by reference).
16.1	Letter Regarding Change of Certifying Accountant (filed as Exhibit 16 to the Form 8-K filed on July 24, 2009 and incorporated herein by reference).
23.1	Consent from KPMG LLP dated March 26, 2009 (filed as Exhibit 23.1 to the Form 10-K filed March 31, 2009 and incorporated herein by reference).

The exhibits required to be filed by Item 601 of regulation S-K are incorporated herein by reference

31.1 – Rule 13a-14(a)/15d-14(a) Certification (Certification of President and Director)

31.2 – Rule 13a-14(a)/15d-14(a) Certification (Certification of Chief Financial Officer and Director)

32.1 – Section 1350 Certification (Certification of President and Director)

32.2 – Section 1350 Certification (Certification of Chief Financial Officer and Director)

Ceres Managed Futures LLC

55 East 59th Street - 10th Floor

New York, New York 10022

November 3, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Karen J. Garnett
Assistant Director
Re:	Tactical Diversified Futures Fund L.P.

(f/k/a Citigroup Diversified Futures Fund L.P.)(the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

File No. 000-50718

Ladies and Gentlemen:

Pursuant to your comment letter dated September 11, 2009, the Partnership acknowledges that:

•	the adequacy and accuracy of the disclosure in its 2008 Form 10-K and 2009 Forms 10-Q are the responsibility of the Partnership;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership’s 2008 Form 10-K or 2009 Forms 10-Q; and
•	the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please feel free to call the undersigned at (212) 559-5046 with any questions.

Very truly yours,

/s/ Jennifer Magro

Jennifer Magro

Chief Financial Officer

cc:	Rita M. Molesworth

Gabriel Acri

Lisa Eskenazi

James Hannigan